Exhibit (h)(3)

Form of Amendment No. 2 to the Administration Agreement

This Amendment No. 2 dated as of [            ], 2015 (the “Amendment”) to the Administration Agreement (as defined below) is entered into by and between BlackRock Allocation Target Shares, a Delaware statutory trust (the “Trust”) and BNY Mellon Investment Servicing (US) Inc., a Massachusetts corporation (the “Administrator”). Capitalized terms used herein and not otherwise defined shall have the meaning or meanings as set forth in the Administration Agreement.

WHEREAS, the Trust and the Administrator have entered into an Administration Agreement dated September 10, 2004 (the “Administration Agreement”) pursuant to which the Trust appointed the Administrator to provide certain administration and accounting services; and

WHEREAS, the Administration Agreement provides that, in the event that the Trust establishes an additional investment portfolio other than the investment portfolios listed on Appendix A with respect to which it desires to retain the Administrator to provide the administration services and accounting services thereunder, the Trust shall notify the Administrator, whereupon with the consent of the Administrator such Appendix A shall be supplemented (or amended) and such portfolio shall be subject to the provisions of the Administration Agreement to the same extent as the investment portfolios currently listed on Appendix A (except to the extent that said provisions, including the compensation payable on behalf of such new class or investment portfolio, may be modified in writing by the Trust and the Administrator at the time); and

WHEREAS, the Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust, specifically approved the establishment of BATS: Series A Portfolio (the “New Fund”) and the appointment of the Administrator to provide certain administration services and accounting services therefor at an in-person meeting held on September 9, 2014;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Appointment. The Trust hereby appoints the Administrator to act as the administrator of the New Fund for the period and on the terms set forth in the Administration Agreement. The Administrator hereby accepts such appointment and agrees to render the services set forth in the Administration Agreement with respect to the New Fund.

2.	Capitalized Terms. From and after the date hereof, the term “Fund” as used in the Administration Agreement shall be deemed to include BATS: Series A Portfolio.

3.	Appendix. Appendix A to the Administration Agreement shall be amended to add the New Fund so that Appendix A is amended and restated as attached hereto.

4.	Compensation. The Administrator shall receive from the New Fund a fee as agreed to between the Administrator and the Trust from time to time, together with out-of-pocket expenses.

5.	Miscellaneous. Except to the extent supplemented hereby, the Administration Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to the Administration Agreement to be executed by their officers designated below as of the day and year first above written.

BLACKROCK ALLOCATION TARGET SHARES, on behalf of BATS: Series A Portfolio

By:
Name: [ ]
Title: [ ]

BNY MELLON INVESTMENT SERVICING (US) INC.

By:
Name: [ ]
Title: [ ]

Amended and Restated

Appendix A

to the

Administration Agreement

This APPENDIX A, dated as of [            ], 2015, is Appendix A to that certain Administration Agreement dated as of September 10, 2004 between BNY Mellon Investment Servicing (US) Inc. (formerly, PFPC Inc.) and BlackRock Allocation Target Shares (formerly, BlackRock Bond Allocation Target Shares).

Names of Portfolios

BATS: Series A Portfolio

BATS: Series C Portfolio

BATS: Series E Portfolio

BATS: Series M Portfolio

BATS: Series P Portfolio

BATS: Series S Portfolio